Moody’s Revises Outlook for PT Indosat Tbk's Ba1 Corporate Family Ratings and Senior Unsecured Ratings.

Jakarta, September 27, 2011 – PT Indosat Tbk (“Indosat”) announced today that Moody’s Investor Services has revised its outlook for PT Indosat Tbk's Ba1 corporate family ratings and senior unsecured ratings, from a negative to a stable outlook.

This revision in outlook primarily reflects Indosat's improved financial and liquidity positions, its improving headroom under its covenants which Moody’s believes to be sustainable, and Moody’s expectation of prudent liquidity management continuing moving forward.

“We are delighted that Moody’s has today recognized Indosat’s improved performance profile.  We have taken significant steps to improve our capital structure and at the same time proven our ability to tap in to multiple markets in order to secure financing both in Rupiah and in USD. As the second-largest cellular operator in the Indonesia, Indosat now clearly demonstrates a reduced refinancing risk, an extended debt maturity profile, and a clear sign of intent that the company’s commitment to prudent liquidity management will continue ahead,” said Harry Sasongko, President Director and CEO Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne, and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:

   investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.